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                                  APPENDIX 2



                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C., 20549

                                   FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 22, 1999

                      PEACE ARCH ENTERTAINMENT GROUP INC.
--------------------------------------------------------------------------------

                (Translation of Registrant's name into English)

         #302, 1132 Hamilton Street, Vancouver, B.C., Canada, V6B 2S2
--------------------------------------------------------------------------------
                    (Address of principal executive office)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F     [X]         Form 40-F   [___]]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [___]    No  [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________ )]
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                         PEACE ARCH LOGO APPEARS HERE

      PEACE ARCH ENTERTAINMENT LAUNCHES B2B WEB VENTURE STREAMSCAPES.COM(TM)

VANCOUVER, British Columbia (November 22, 1999) -- Peace Arch Entertainment Group Inc. (AMEX: "PAE"; TSE: "PAE.A", "PAE.B"), which develops, produces and distributes proprietary television programming for worldwide markets, today announced the successful launch of its new web-based business venture, StreamScapes.

Initially targeted at the "Business-to-Business" marketplace, StreamScapes is a complete family of products and services developed to advance the use of real-time media on the World Wide Web. StreamScapes provides an easy-to-use, cost-effective webcasting solution for industry, government and entertainment organizations.

"For the past several years, we have seen broadcasters introduce streaming, but without an easy way for smaller organizations to deliver real-time audio and video from within their web sites," observed Blair Reekie, President of The
Eyes Multimedia, a Peace Arch subsidiary which develops and produces narrowcast, broadcast and web cast programming. "We worked closely with our top government and corporate clients to create an ideal streaming product that could meet their needs in a number of communications strategies."

The StreamScapes product addresses all aspects of a customer's streaming needs. Video masters are either produced in-house or delivered as finished presentations. Programs are then digitized and encoded by on-staff video producers and placed on the Company's dedicated, streaming video servers. Viewers may access materials from around the world, 24 hours a day, 365 days a year, for an extremely low cost per play.

"We are concentrating on a unique niche," continued Reekie. "Other streaming organizations are adopting a classic broadcast paradigm such as `boxing' or `racing' at a set time -- for a set duration. At StreamScapes, we are focusing on Pay-Per-View and On-Demand programming for specific target audiences. The viewers have total control over what they watch and when."

StreamScapes may be used by public and private sector organizations to disseminate internal or external communications. Manufacturers can stream product promotions and instructional videos for consumers; advertising agencies can provide real-time commercials within client web sites; and retailers can make specific advertising and promotional media available to enhance their e-commerce initiatives.

"It took a company dedicated to television production to really advance the use of real-time media on the Internet," commented Cameron White, Chief Executive Officer of Peace Arch Entertainment Group Inc. "Through our various operating divisions, we can develop and produce all forms of programming, from 30-second commercials to one-hour drama series, to feature-length television movies -- and now distribute them real-time on the World Wide Web."

"In the past, low bandwidth caused the Web to be largely the domain of static, print-based media. However, with telcos, utilities and cable companies spending billions of dollars to establish broadband infrastructures across the U. S. and Canada, StreamScapes will be in a position to deliver substantial new media through this burgeoning new pipeline," concluded White.

Peace Arch Entertainment Group Inc. (formerly Vidatron Entertainment Group Inc.) develops, produces and distributes proprietary television programming for worldwide markets. The Company is headquartered in Vancouver, British Columbia, and its stock trades on the American Stock Exchange under the symbol "PAE", and on the Toronto Stock Exchange under the symbols "PAE.A" and "PAE.B".

   This press release includes statements that may constitute forward-looking statements, usually containing the words believe, estimate, project, expect or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

   Additional information on Peace Arch Entertainment Group can be accessed on the Internet at
                               www.peacearch.net
                               -----------------

                  For additional information, please contact:

                 Tina Baird, Media Relations at (604) 985-8991
                                      or
R.J. Falkner & Company, Investor Relations Counsel at (800) 377-9893 or via e-
                         mail at jerry@rjfalkner.com.
________________________________________________________________________________
3rd Floor, 1132 Hamilton Street, Vancouver, B.C., V6B 2S2 Phone (604) 681-9308
                              Fax (604) 681-3299


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Peace Arch Entertainment Group Inc.
                                             -----------------------------------
                                                        (Registrant)

Date   November 22, 1999                  By  /S/ W.D. Cameron White
       ---------------------------           -----------------------------------
                                                         (Signature)*
                                             W.D. Cameron White, CEO

_______________________________________________________
*Print the name and title under the signature of the signing officer.

                             GENERAL INSTRUCTIONS

A.   Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.   Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was; made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of
Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.
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C.   Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.   Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.